Exhibit 16.1

August 5, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously independent registered public accounting firm for China Biologic Products, Inc. (“the Company”) and, under the date of March 4, 2015, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2014 and 2013, and the effectiveness of internal control over financial reporting as of December 31, 2014. On August 5, 2015, we were dismissed. We have read the Company's statements included under Item 4.01 of its Form 8-K dated August 5, 2015, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's stated reason for changing accountants.

Very truly yours,

/s/ KPMG